Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

BDD PowerShares DB Base Metals Double Long ETN BDG PowerShares DB Base Metals
Long ETN BOS PowerShares DB Base Metals Short ETN ETN and index data as of March
31, 2014 BOM PowerShares DB Base Metals Double Short ETN

Description ETN and Index History (%) The PowerShares DB Base Metals Double 1
Year 3 Year 5 Year 10 Year ETN Inception Long Exchange Traded Note (Symbol:
BDD), ETN Repurchase Value(1) PowerShares DB Base Metals Long Exchange Base
Metals Double Long -18.21 -27.46 3.93 -- -19.13 Traded Note (Symbol: BDG),
PowerShares DB Base Metals Long -9.27 -13.16 4.23 -- -6.61 Base Metals Short
Exchange Traded Note Base Metals Short 7.23 9.20 -9.86 -- -0.90 (Symbol: BOS)
and PowerShares DB Base Base Metals Double Short 14.27 15.71 -22.28 -7.20 Metals
Double Short Exchange Traded Note (Symbol: BOM) (collectively, the "PowerShares
ETN Market Price(2) DB Base Metals ETNs") provide investors a way Base Metals
Double Long -18.28 -27.30 3.56 -- -18.39 to take a short or leveraged view on the Base Metals Long 9.61 -12.76 4.54 -- -6.01 performance of base metals. Base
Metals Short 7.68 9.51 -9.55 -- -0.74 Base Metals Double Short 16.00 16.24
-21.79 -- -6.57 All of the PowerShares DB Base Metals ETNs are based on a total return version of the Index History Deutsche Bank Liquid Commodity Index --
Deutsche Bank Liquid Optimum Yield Industrial Metals[], which is Commodity Index
--intended to track the long or short performance Optimum Yield Industrial
Metals -8.60 -12.55 4.93 -- -6.07 of futures contracts relating to aluminum,
Comparative Indexes(3) copper and zinc. S and P 500 21.86 14.66 21.16 -- 8.17
Barclays U.S. Aggregate -0.10 3.75 4.80 -- 5.05 PowerShares DB Base Metals ETN
and Index Data Source: Invesco PowerShares, Bloomberg L.P. Ticker symbols (1)
ETN repurchase value performance figures reflect repurchase value, which would require investors to Base Metals Double Long BDD have a minimum number of shares
(found in pricing supplement and the following page). Repurchase value Base
Metals Long BDG is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete Base Metals Short BOS information.
Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase Base Metals Double Short BOM value. See
"ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Base Metals ETN performance.
The inception date of the Deutsche Bank Intraday indicative value symbols Liquid
Commodity Index -- Optimum Yield Industrial Metals[] is July 12, 2006. ETN
repurchase value is Base Metals Double Long BDDIV based on a combination of the monthly returns or inverse monthly returns for the Base Metals Long ETNs Base
Metals Long BDGIV and Base Metals Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Base Metals Double Long ETNs and Base Metals Double Short ETNs, respectively, from the Deutsche Base Metals
Short BOSIV Bank Liquid Commodity Index -- Optimum Yield Industrial Metals
Excess Return[] (the "Base Metals Index") Base Metals Double Short BOMIV plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Base Metals
ETNs, less the investor fee. The T-Bill Index is intended CUSIP symbols to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis. Base Metals Double Long 25154K841 (2) ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET
Base Metals Long 25154K825 expressed as a percentage change from the beginning to the end of the specified time period. Base Metals Short 25154K833 Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Base Metals Double Short
25154K858 (3) The S and P 500([R]) Index is an unmanaged index used as a measurement of change in stock market Details conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate
ETN price at initial listing $25.00 Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.
Inception date 6/16/08 PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.
Maturity date 6/1/38 Yearly investor fee 0.75% Leveraged reset frequency Monthly
Listing exchange NYSE Arca Index symbol DBBMIX

Issuer
Deutsche Bank AG, London Branch Long-term Unsecured Obligations

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

BDD PowerShares DB **Base Metals Double Long** ETN

BDG PowerShares DB **Base Metals Long** ETN

BOS PowerShares DB **Base Metals Short** ETN

BOM PowerShares DB **Base Metals Double Short** ETN

## What are the PowerShares DB Base Metals ETNs?

The PowerShares DB Base Metals ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™. The index is designed to reflect the performance of certain futures contracts on aluminum, copper and zinc.

Investors can buy and sell the PowerShares DB Base Metals ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Base Metals ETNs in blocks of no less than 5,000 securities and integral multiples of 5,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

## Benefits & Risks of PowerShares DB Base Metals ETNs

### Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

### Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer
- Potential lack of liquidity

**Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.**

### Important Risk Considerations:

**The PowerShares DB Base Metals ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

**The PowerShares DB Base Metals ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares Base Metals ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares Base Metals ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** Risks of investing in the PowerShares DB Base Metals ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Base Metals ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Base Metals ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Base Metals ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Base Metals ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Base Metals ETNs.

The PowerShares DB Base Metals ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Base Metals ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Base Metals ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Base Metals ETNs provide concentrated exposure to notional positions in aluminum, copper and zinc futures contracts. The market value of the PowerShares DB Base Metals ETNs may be influenced by many unpredictable factors, including, among other things, volatile base metal prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Base Metals Double Long ETN and PowerShares DB Base Metals Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Base Metals ETNs' investment objectives, risks, charges and expenses carefully before investing.

**An investment in the PowerShares DB Base Metals ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.**

**Not FDIC Insured – No Bank Guarantee – May Lose Value**

**This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.**

For US Use Only

P-DBBASEM-ETN-PC-1-E 04/14